UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

 (Rule 13d-101)

Information to be Included in Statements Filed
Pursuant to Rule 13d-1(a) and Amendments Thereto
Filed Pursuant to Rule 13d-2(a)

(Amendment No. 13)

Telos Corporation

(Name of Issuer)

12% Cumulative Exchangeable Redeemable Preferred Stock,
Par Value $0.01 Per Share

(Title of Class of Securities)

87969B200

 (CUSIP Number of Class of Securities)

Wynnefield Partners Small Cap Value, L.P. 450 Seventh Avenue, Suite 509 New York, New York 10123 Attention: Mr. Nelson Obus

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

Copy to:

Frank S. Jones, Jr., Esquire, Whiteford, Taylor & Preston L.L.P. Seven Saint Paul Street Baltimore, Maryland 21202 (410) 347-8700

November 25, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

(continued on following pages)

(Page 1 of 14 pages)

CUSIP No. 87969B200	13D/A	Page 2 of 14 pages

1.	NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3688497
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 120,450 shares (See Item 5)
	8.	SHARED VOTING POWER -0- (See Item 5)
	9.	SOLE DISPOSITIVE POWER 120,450 shares (See Item 5)
	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,450 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8% (See Item 5)
14.	TYPE OF REPORTING PERSON PN

(Page 2 of 14 pages)

CUSIP No. 87969B200	13D/A	Page 3 of 14 pages

1.	NAME OF REPORTING PERSON: Wynnefield Small Cap Value Offshore Fund, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 91,566 shares (See Item 5)
	8.	SHARED VOTING POWER -0- (See Item 5)
	9.	SOLE DISPOSITIVE POWER 91,566 shares (See Item 5)
	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,566 shares (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

(Page 3 of 14 pages)

CUSIP No. 87969B200	13D/A	Page 4 of 14 pages

1.	NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. I S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-3953291
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 188,256 shares (See Item 5)
	8.	SHARED VOTING POWER -0- (See Item 5)
	9.	SOLE DISPOSITIVE POWER 188,256 shares (See Item 5)
	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,256 shares (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9% (See Item 5)
14.	TYPE OF REPORTING PERSON PN

(Page 4 of 14 pages)

CUSIP No. 87969B200	13D/A	Page 5 of 14 pages

1.	NAME OF REPORTING PERSON: Channel Partnership II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 22-3215653
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0- shares (See Item 5)
	8.	SHARED VOTING POWER -0- (See Item 5)
	9.	SOLE DISPOSITIVE POWER -0- shares (See Item 5)
	10.	SHARED DISPOSITIVE POWER -0- shares (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- shares (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 5)
14.	TYPE OF REPORTING PERSON PN

(Page 5 of 14 pages)

CUSIP No. 87969B200	13D/A	Page 6 of 14 pages

1.	NAME OF REPORTING PERSON: Nelson Obus S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0- shares (See Item 5) (1)
	8.	SHARED VOTING POWER 400,272 (See Item 5) (1)
	9.	SOLE DISPOSITIVE POWER -0- shares (See Item 5)(1)
	10.	SHARED DISPOSITIVE POWER 400,272 (See Item 5) (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,272 shares (See Item 5)(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6% (See Item 5)(1)
14.	TYPE OF REPORTING PERSON IN

(1)	Mr. Obus may be deemed to have an indirect beneficial ownership in such shares through his positions as a co-managing member of Wynnefield Capital Management, LLC, a principal executive officer of Wynnefield Capital, Inc., and general partner of Channel Partnership II, L.P. Wynnefield Capital Management, LLC holds an indirect beneficial ownership interest in 308,656 shares which are directly owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I. Wynnefield Capital, Inc. holds an indirect beneficial ownership interest in 91,566 shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd. As Mr. Joshua H. Landes is a co-managing member of Wynnefield Capital Management, LLC and an executive officer of Wynnefield Capital, Inc., Mr. Obus shares voting and dispositive power with Mr. Landes with regard to any shares beneficially owned by Wynnefield Capital Management, LLC and Wynnefield Capital, Inc.

(Page 6 of 14 pages)

CUSIP No. 87969B200	13D/A	Page 7 of 14 pages

1.	NAME OF REPORTING PERSON: Joshua H. Landes S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0- shares (See Item 5) (1)
	8.	SHARED VOTING POWER 400,272 (See Item 5) (1)
	9.	SOLE DISPOSITIVE POWER -0- shares (See Item 5)(1)
	10.	SHARED DISPOSITIVE POWER 400,272 (See Item 5) (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,272 shares (See Item 5) (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6% (See Item 5) (1)
14.	TYPE OF REPORTING PERSON IN

(1)	Mr. Landes may be deemed to have an indirect beneficial ownership in such shares through his positions as a managing member of Wynnefield Capital Management, LLC and an executive officer of Wynnefield Capital, Inc. Wynnefield Capital Management, LLC holds an indirect beneficial ownership interest in 308,656 shares which are directly owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I. Wynnefield Capital, Inc. holds an indirect beneficial ownership interest in 91,566 shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd. As Mr. Obus is a co-managing member of Wynnefield Capital Management, LLC and a principal executive officer of Wynnefield Capital, Inc., Mr. Landes shares voting and dispositive power with Mr. Obus with regard to any shares beneficially owned by Wynnefield Capital Management, LLC and Wynnefield Capital, Inc.

(Page 7 of 14 pages)

CUSIP No. 87969B200	13D/A	Page 8 of 14 pages

1.	NAME OF REPORTING PERSON: Wynnefield Capital Management LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4018186
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 308,706 shares (See Item 5) (1)
	8.	SHARED VOTING POWER -0- (See Item 5)
	9.	SOLE DISPOSITIVE POWER 308,706 shares (See Item 5) (1)
	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 308,706 shares (See Item 5) (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (See Item 5) (1)
14.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	Wynnefield Capital Management, LLC, as the general partner of Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I, holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I.

(Page 8 of 14 pages)

CUSIP No. 87969B200	13D/A	Page 9 of 14 pages

1.	NAME OF REPORTING PERSON: Wynnefield Capital, Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 91,566 shares (See Item 5)(1)
	8.	SHARED VOTING POWER -0- (See Item 5)
	9.	SOLE DISPOSITIVE POWER 91,566 shares (See Item 5)(1)
	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,566 shares (See Item 5)(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% (See Item 5)(1)
14.	TYPE OF REPORTING PERSON CO

(1)	Wynnefield Capital, Inc. as the sole investment manager of Wynnefield Small Cap Value Offshore Fund, Ltd., holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd.

(Page 9 of 14 pages)

CUSIP No. 87969B200	13D/A	Page 10 of 14 pages

This Amendment No. 13 (the "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the "Commission") on June 24, 1997, and amended by Amendment No. 1 filed on June 22, 1998, and further amended by Amendment No. 2 filed on December 18, 2003, and further amended by Amendment No. 3 filed on April 21, 2004, and further amended by Amendment No. 4 filed on April 1, 2005, and further amended by Amendment No. 5 filed on May 9, 2005, and further amended by Amendment No. 6 filed on February 9, 2006, and further amended by Amendment No. 7 filed on June 5, 2006, and further amended by Amendment No. 8 filed on February 12, 2007, and further amended by Amendment No. 9 filed on February 21, 2007, and further amended by Amendment No. 10 filed on February 27, 2007 and further amended by Amendment No. 11 filed on August 15, 2013 and further amended by Amendment No. 12 filed on October 30, 2013 (the "Wynnefield Schedule 13D"), filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"), Wynnefield Capital Management, LLC ("WCM"), Wynnefield Capital, Inc. ("WCI"), Nelson Obus ("Mr. Obus"), Joshua Landes ("Mr. Landes") and Channel Partnership II, L.P. ("Channel" and, collectively with the Partnership, the Fund, the Partnership-I, WCM, WCI, Mr. Obus, and Mr. Landes, the "Wynnefield Reporting Persons"), with respect to the shares of 12% Cumulative Exchangeable Redeemable Preferred Stock, par value $0.01 per share (the "Preferred Shares" or “Preferred Stock”), of Telos Corporation, a Maryland corporation with its principal executive offices located at 19886 Ashburn Road, Ashburn, Virginia 20147-2358 (the "Issuer"). All defined terms refer to terms defined herein or in the Wynnefield Schedule 13D. The information contained in this Amendment is as of the date hereof, unless otherwise expressly provided herein.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

“Item 3. Source and Amount of Funds or other Consideration.” appearing in the Wynnefield Schedule 13D is supplemented by adding the following disclosure to the end of such item:

On November, 25 2013, the following Wynnefield Reporting Person entities made the following purchases of Preferred Stock, for the consideration shown in the following table:

Name	Date of Transaction	Type of Transaction	Number of Shares	Consideration Paid or Received

Partnership-I*	November 25, 2013	Purchase	50	$755

* WCM has an indirect beneficial ownership interest in these shares of Preferred Stock.

Such shares of Preferred Stock were paid for from the working capital of the named Wynnefield Reporting Person. Each entity in the Wynnefield Reporting Persons maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index futures contracts, options, puts and calls on stock and warrants.

ITEM 4. PURPOSE OF TRANSACTION.

"Item 4. Purpose of Transaction." appearing in the Wynnefield Schedule 13D is supplemented by adding the following disclosure to the end of such item:

(Page 10 of 14 pages)

CUSIP No. 87969B200	13D/A	Page 11 of 14 pages

The Wynnefield Reporting Persons purchased additional Preferred Shares in October and November of 2013 because of their continuing belief in the inherent value of the Preferred Shares.  The Wynnefield Reporting Persons intend to continue their efforts to have the value of the Preferred Shares realized through the redemption of their principal and accrued dividend arrearages, and may contact the Issuer as part of these efforts. Although the Wynnefield Reporting Persons have heard nothing recently from the Issuer’s management regarding the Issuer’s liabilities owed to the holders of Preferred Shares, the Wynnefield Reporting Persons remain open to engaging in a serious redemption discussion.

As of the date of this Amendment, except as set forth above, none of the Wynnefield Reporting Persons has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

The Wynnefield Reporting Persons reserve the right to change their plans and intentions at any time as they deem appropriate. In particular, the

Wynnefield Reporting Persons may purchase Preferred Shares, or may sell or otherwise dispose of all or a portion of the Preferred Shares, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the Preferred Shares.

Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended and applicable state securities or "blue sky" laws.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

"Item 5. Interests in Securities of the Issuer." appearing in the Wynnefield Schedule 13D is supplemented by adding the following disclosure to the end of such item:

(A) - (C) As of November 25, 2013, the Wynnefield Reporting Persons beneficially owned in the aggregate 400,272 shares of Preferred Stock, constituting approximately 12.6% of the outstanding shares of Preferred Stock (the percentage of shares owned being based upon 3,185,586 shares outstanding on December 31, 2012, as set forth in the Issuer's most recent report on Form 10-Q for the period ended September 30, 2013 filed with the Commission on November 14, 2013). The following table sets forth certain information with respect to shares of Preferred Stock directly beneficially owned by the Wynnefield Reporting Persons members listed:

Name	Number of Shares	Approximate percentage of outstanding shares

Partnership*	120,450	3.8%
Partnership-I*	188,256	5.9%
Fund**	91,566	2.9%

* WCM has an indirect beneficial ownership interest in these shares of Preferred Stock.

** WCI has an indirect beneficial ownership interest in these shares of Preferred Stock.

WCM is the sole general partner of the Partnership and Partnership-I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Preferred Stock that the Partnership and Partnership-I beneficially own. WCM, as the sole general partner of the Partnership and Partnership-I, has the sole power to direct the voting and disposition of the shares of Preferred Stock that the Partnership and Partnership-I beneficially own.

(Page 11 of 14 pages)

CUSIP No. 87969B200	13D/A	Page 12 of 14 pages

Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Preferred Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Preferred Stock that WCM may be deemed to beneficially own.

WCI is the sole investment manager of the Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Preferred Stock that the Fund beneficially owns. WCI, as the sole investment manager of the Fund, has the sole power to direct the voting and disposition of the shares of Preferred Stock that the Fund beneficially owns. Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Preferred Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Preferred Stock that WCI may be deemed to beneficially own.

Beneficial ownership of shares of Preferred Stock shown on the cover pages of and set forth elsewhere in this Amendment for each of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 400,272 shares of Preferred Stock, constituting approximately 12.6% of the outstanding shares of Preferred Stock (the percentage of shares owned being based upon 3,185,586 shares outstanding on December 31, 2012, as set forth in the Issuer's most recent report on Form 10-Q for the period ended September 30, 2013 filed with the Commission on November 14, 2013).

The filing of this Amendment and any future amendment by the Wynnefield Reporting Persons, and the inclusion of information herein and therein with respect to Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

To the best knowledge of the Wynnefield Reporting Persons, except as described in this Amendment, none of the Wynnefield Reporting Persons, any person in control (ultimately or otherwise) of the Wynnefield Reporting Persons, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Preferred Stock, and except as set forth in the table below, there have been no transactions in shares of Preferred Stock affected during the past 60 days, by the Wynnefield Reporting Persons, any person in control of the Wynnefield Reporting Persons (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Reporting Persons may beneficially own shares of Preferred Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Reporting Persons; and the Wynnefield Reporting Persons, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Preferred Stock, including transactions that may have occurred during the past 60 days.

(Page 12 of 14 pages)

CUSIP No. 87969B200	13D/A	Page 13 of 14 pages

The Wynnefield Reporting Persons listed below have made open market purchases of shares of Preferred Stock during the past 60 days, as follows:

Name	Date of Transaction	Number of Shares	Price* Per Share	Type of Transaction

Partnership	October 25, 2013	8,027	$14.80	Purchase
Partnership-I	October 25, 2013	12,661	$14.80	Purchase
Partnership-I	November 25, 2013	50	$15.10	Purchase
Fund	October 25, 2013	6,034	$14.80	Purchase

*Net of broker commissions

(D) No person, other than each of the Wynnefield Reporting Persons referred to as the direct beneficial owner of the shares of Preferred Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Preferred Stock.

(E) Not applicable.

(Page 13 of 14 pages)

CUSIP No. 87969B200	13D/A	Page 14 of 14 pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: November 25, 2013

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By:	Wynnefield Capital Management, LLC,
its General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By:	Wynnefield Capital Management, LLC,
its General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By:	Wynnefield Capital, Inc.,
its Investment Manager

By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By:	/s/ Nelson Obus
Nelson Obus, President

CHANNEL PARTNERSHIP II, L.P.

By:	/s/ Nelson Obus
Nelson Obus, General Partner

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua H. Landes
Joshua H. Landes, Individually

(Page 14 of 14 pages)